

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 30, 2014

<u>Via E-mail</u>
Mr. Art Agolli
Chief Executive Officer
Petrosonic Energy, Inc.
914 Westwood Boulevard, No. 545
Los Angeles, CA 90024

   Re: Petrosonic Energy, Inc.
      Form 10-K/T for the Transition Period
      November 1, 2011 to December 31, 2011
      Filed October 11, 2012
      Form 10-K for the Fiscal Year Ended
      December 31, 2012
      Filed May 3, 2013
      File No. 000-53881

Dear Mr. Agolli:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ David Link for

        John Reynolds
        Assistant Director